SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

ESPERION THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE per share

(Title of Class of Securities)

29664W105

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners, LLC

800 El Camino Real, Ste. 220

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 19, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 29664W105	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 934,396 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 934,396 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,396 shares of Common Stock (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.6% (3)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1) The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partners.

(2) Consists of 916,035 shares of Common Stock held of record by LVP and 18,361 shares of Common Stock held of record by LCA.

(3) The percentage was calculated based on 20,425,860 outstanding shares of Common Stock as of March 1, 2015, as disclosed by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on March 10, 2015.

CUSIP No. 29664W105	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Longitude Venture Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (4)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 934,396 shares of Common Stock (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 934,396 shares of Common Stock (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,396 shares of Common Stock (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.6% (6)
14	TYPE OF REPORTING PERSON (see instructions) PN

(4) The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partners.

(5) Consists of 916,035 shares of Common Stock held of record by LVP and 18,361 shares of Common Stock held of record by LCA.

(6) The percentage was calculated based on 20,425,860 outstanding shares of Common Stock as of March 1, 2015, as disclosed by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on March 10, 2015.

CUSIP No. 29664W105	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (7)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 934,396 shares of Common Stock (8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 934,396 shares of Common Stock (8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,396 shares of Common Stock (8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.6% (9)
14	TYPE OF REPORTING PERSON (see instructions) PN

(7) The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partners.

(8) Consists of 916,035 shares of Common Stock held of record by LVP and 18,361 shares of Common Stock held of record by LCA.

(9) The percentage was calculated based on 20,425,860 outstanding shares of Common Stock as of March 1, 2015, as disclosed by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on March 10, 2015.

CUSIP No. 29664W105	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (10)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,304 shares of Common Stock (11)
	8	SHARED VOTING POWER 934,396 shares of Common Stock (12)
	9	SOLE DISPOSITIVE POWER 19,304 shares of Common Stock (11)
	10	SHARED DISPOSITIVE POWER 934,396 shares of Common Stock (12)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 953,700 shares of Common Stock (11)(12)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7% (13)
14	TYPE OF REPORTING PERSON (see instructions) IN

(10) The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partners of LVP and LCA. The securities over which Mr. Enright has sole voting and dispositive power were issued in connection with his service on the Board of Directors of the Issuer.

(11) Consists of a stock option to purchase an aggregate of 21,471 shares of Common Stock, of which 14,304 shares will vest and become exercisable within 60 days following March 19, 2015, and a stock option to purchase an aggregate of 5,000 shares of Common Stock, all of which will vest and become exercisable within 60 days following March 19, 2015.

(12) Consists of 916,035 shares of Common Stock held of record by LVP and 18,361 shares of Common Stock held of record by LCA.

(13) The percentage was calculated based on 20,425,860 outstanding shares of Common Stock as of March 1, 2015, as disclosed by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on March 10, 2015.

CUSIP No. 29664W105	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (14)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 934,396 shares of Common Stock (15)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 934,396 shares of Common Stock (15)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,396 shares of Common Stock (15)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.6% (16)
14	TYPE OF REPORTING PERSON (see instructions) IN

(14) The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partners.

(15) Consists of 916,035 shares of Common Stock held of record by LVP and 18,361 shares of Common Stock held of record by LCA.

(16) The percentage was calculated based on 20,425,860 outstanding shares of Common Stock as of March 1, 2015, as disclosed by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on March 10, 2015.

Explanatory Note:

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Statement”) initially filed with the Commission on July 11, 2013, as amended by Amendment No. 1 thereto filed with the Commission on November 25, 2014. This Amendment is filed on behalf of entities Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), each of LVP’s and LCA’s sole general partner, Longitude Capital Partners, LLC (“LCP”, and each of LVP, LCA and LCP collectively, a “Reporting Entity”) and individuals Patrick G. Enright and Juliet Tammenoms Bakker (each a “Reporting Individual,” and each Reporting Entity or Reporting Individual, a “Reporting Person”), relating to the beneficial ownership of the common stock, par value $0.001 per share (“Common Stock”), of Esperion Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of the Statement, as last amended. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement (as amended) previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement (as amended) previously filed.

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended by adding the following paragraphs at the end thereof:

On March 19, 2015, LVP and LCA sold an aggregate of 500,000 shares of Common Stock in the open market for aggregate gross proceeds of approximately $55.8 million (the “Block Sale”). All shares sold in the Block Sale were effected by Credit Suisse Securities (USA) LLC pursuant to a market order therefor.

Except as described herein, none of the Reporting Persons have present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) through (c) and Item 5(e) of the Statement is amended and restated in full as follows:

(a) According to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2015, there were 20,425,860 outstanding shares of Common Stock as of March 1, 2015. LVP is the record holder of 916,035 shares of Common Stock, representing approximately 4.5% of the outstanding shares of Common Stock. LCA is the record holder of 18,361 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock. LVP and LCA may reallocate their holdings of securities among themselves and may be deemed to beneficially own securities on an aggregated basis.

LCP, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them and may be deemed to beneficially own the securities held of record by LVP and LCA.

The Reporting Individuals are each managing members of LCP and, as such, share the decision making power of LCP with respect to the voting and disposition of securities beneficially owned by it. As a result, each of the Reporting Individuals may be deemed to beneficially own the securities held of record by LVP and LCA.

Mr. Enright holds a stock option to purchase 21,471 shares of Common Stock that was issued to him in connection with his service on the Board of the Issuer, of which 14,304 shares will vest and become exercisable within 60 days following March 19, 2015. Mr. Enright also holds a stock option to purchase 5,000 shares of Common Stock that was issued to him in connection with his service on the Board of the Issuer, all of which will vest and become exercisable within 60 days following March 19, 2015. As a result, Mr. Enright may be deemed to beneficially own an aggregate of 953,700 shares of Common Stock, consisting of the shares held of record by LVP and LCA and the shares underlying the stock options that Mr. Enright has the right to acquire within 60 days following March 19, 2015.

(b) LVP, LCA, and LCP, as well as Mr. Enright and Ms. Bakker as the managing members of LCP, have shared power to vote and dispose of an aggregate of 934,396 shares of Common Stock. Mr. Enright has sole power to vote and dispose of 19,304 shares of Common Stock, consisting of the shares of Common Stock underlying stock options that have been granted to Mr. Enright in connection with his service on the Board and that Mr. Enright has the right to acquire within 60 days following March 19, 2015.

(c) The table set forth on Schedule A reflects all transactions effected by the Reporting Persons in the Common Stock during the 60-day period ending on March 19, 2015. Each transaction set forth on Schedule A represents the sale of shares of Common Stock in the Block Sale. Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(e) As of March 19, 2015, each of the Reporting Persons ceased to be a beneficial owner of more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is amended by adding the following paragraphs at the end thereof:

In connection with the Issuer’s public offering of Common Stock in March 2015, Mr. Enright entered into a lock-up agreement pursuant to which he is prohibited from selling or otherwise disposing of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock held by him for a period of 90 days after March 19, 2015 without the prior written consent of the lead underwriter in such offering, subject to certain exceptions. The terms and provisions of such lock-up agreement are more fully described in the Issuer’s prospectus supplement dated March 19, 2015 relating to such offering and the above summary is qualified by reference to such description and the full text of such agreement, which is filed as an exhibit to this Statement.

Reference is made to the description of the Block Sale set forth in Item 4, which is incorporated herein by reference.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated July 11, 2013, among the Reporting Persons (incorporated by reference to Exhibit A to Schedule 13D filed with the Commission on July 11, 2013).

Exhibit B:	Investor Rights Agreement dated April 28, 2008 among the Issuer, the Key Holders (as defined therein) and the Investors (as defined therein), as amended by Amendment No. 1 to Investor Rights Agreement dated April 11, 2013 among the Issuer, the Key Holders and the Investors (incorporated by reference to Exhibit 4.4 and Exhibit 4.5 to Issuer’s Registration Statement on Form S-1 filed with the Commission on May 14, 2013).

Exhibit C:	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to that certain Underwriting Agreement dated June 25, 2013 between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on June 12, 2013)

Exhibit D:	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to that certain Underwriting Agreement dated October 15, 2014 between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 16, 2014).

Exhibit E:	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 14, 2013).

Exhibit F:	10b5-1 Trading Plan dated as of September 19, 2014 between Longitude Ventures Partners, L.P. and Morgan Stanley Smith Barney LLC (incorporated by reference to Exhibit F to Schedule 13D/A filed with the Commission on November 25, 2014).

Exhibit G:	10b5-1 Trading Plan dated as of September 19, 2014 between Longitude Capital Associates, L.P. and Morgan Stanley Smith Barney LLC (incorporated by reference to Exhibit G to Schedule 13D/A filed with the Commission on November 25, 2014).

Exhibit H:	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to that certain Underwriting Agreement dated March 18, 2015 between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 20, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2015

LONGITUDE VENTURE PARTNERS, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

	By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

SCHEDULE A

Name of Reporting Person	Date of Transaction	No. of Shares Sold	Sale Price Per Share (1)
LVP	3/19/2015	283,601	$110.0069	(2)
LVP	3/19/2015	3,353	$111.0590	(3)
LVP	3/19/2015	194,988	$113.9183	(4)
LVP	3/19/2015	2,156	$114.1453	(5)
LVP	3/19/2015	6,077	$116.0530	(6)
LCA	3/19/2015	5,684	$110.0069	(7)
LCA	3/19/2015	67	$111.0594	(8)
LCA	3/19/2015	3,907	$113.9185	(9)
LCA	3/19/2015	44	$114.1453	(10)
LCA	3/19/2015	123	$116.0530	(11)

(1)	The applicable Reporting Person hereby undertakes to provide upon request to the Commission, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transactions were effected.

(2)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $110.00 to $110.99. The price reported reflects the weighted average sale price.

(3)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $111.00 to $111.19. The price reported reflects the weighted average sale price.

(4)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $113.03 to $114.01. The price reported reflects the weighted average sale price.

(5)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $114.03 to $114.25. The price reported reflects the weighted average sale price.

(6)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $115.405 to $116.305. The price reported reflects the weighted average sale price.

(7)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $110.00 to $110.99. The price reported reflects the weighted average sale price.

(8)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $111.00 to $111.19. The price reported reflects the weighted average sale price.

(9)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $113.03 to $114.01. The price reported reflects the weighted average sale price.

(10)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $114.03 to $114.25. The price reported reflects the weighted average sale price.

(11)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $115.405 to $116.305. The price reported reflects the weighted average sale price.